KETTERER KUNST

Ketterer Kunst GmbH & Co. KG · Joseph-Wild-Str.18 · 81829 Munich

Masterworks Gallery, LLC
as agent for Masterworks Cayman SPC
acting on behalf of its Gallery Segregated Portfolio
225 Liberty Street, 29th Floor
10281 New York
USA

Page	1
Date	Jun 16, 2022
Invoice No.	1022-101207
Client No.	[***]

Invoice

Total EUR

AUCTION 530 / LOT 77

Gerhard Richter - Abstraktes Bild, 1988

Hammer Price: 1,400,000 EUR + Resale right compensation: 11,000 EUR + Premium: 305,000 EUR = 1,716,000.00
(Reg. taxation VAT 19%)

VAT 19% on Total Hammer Price 1,400,000 €	266,000.00	
VAT 19% on Total Premium 305,000 €	57,950.00	
VAT 19% Total		323,950.00
Invoice final amount EUR		2,039,950.00

All bank charges shall be borne by the buyer.

As soon we have received the export documents from German customs after export we would change the invoice to tax-free and we will retransfer the German VAT.

net ammount 1,716,000.00 EUR

Invoice due on Sep 08, 2022.

Date of purchase: Jun 10, 2022